UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

SSGI, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
78467G 10 6
(CUSIP Number)
Scot W. O’Brien
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75225
(214) 953-0053
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78467G 10 6

1	NAMES OF REPORTING PERSONS Underground Tank Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		6,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	[PN]

CUSIP No.	78467G 10 6

1	NAMES OF REPORTING PERSONS Entity Manager, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		6,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	[CO]

CUSIP No.	78467G 10 6

1	NAMES OF REPORTING PERSONS William P. Esping

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		9,215,334

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,215,334

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,215,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	[IN]

CUSIP No.	78467G 10 6
Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of SSGI, Inc., a Florida corporation (the “Company”). The Company’s principal executive offices are located at 8120 Belvedere Road, Suite 4, West Palm Beach, Florida 33411.
Item 2. Identity and Background.
This Schedule 13D is being filed jointly by the following persons: (i) Underground Tank Partners, a Texas general partnership (“UTP”), (ii) Entity Manager, Inc., a Texas corporation (“EMI”), which is the managing general partner of UTP, and (iii) William P. Esping, who is the sole shareholder of EMI (“Esping,” and collectively, the “Reporting Persons”). The principal office of each Reporting Person is 2828 Routh Street, Suite 500, Dallas, Texas 75201. The principal business of each Reporting Person is the management of various investments.
The name, business address, present principal occupation or employment and citizenship of each partner of UTP is set forth on Schedule A, which is incorporated by reference herein. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of EMI is set forth on Schedule B, which is incorporated by reference herein.
During the last five years, none of the Reporting Persons or, to the knowledge of UTP, any of the persons listed on Schedule A, or to the knowledge of EMI, any of the persons listed on Schedule B, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Company owned by any other Reporting Person or any other party and expressly disclaims the existence of a group.
Item 3. Source and Amount of Funds or Other Consideration.
On April 30, 2008, Esping acquired an aggregate 666,667 shares of Common Stock from the Company in a private transaction, for a purchase price of $500,000, or approximately $0.75 per share, and he also received warrants exercisable for 666,667 shares of Common Stock at an exercise price of $0.95 per share. On October 3, 2008, Esping acquired another 800,000 shares of Common Stock from the Company in a private transaction, for a purchase price of $400,000, or approximately $0.50 per share.

CUSIP No.	78467G 10 6
In April 2009, the Company borrowed $500,000 from Esping for working capital purposes. The Company evidenced this loan by issuing a term note dated June 16, 2009, bearing interest at a rate of 9% per annum, with all principal and unpaid interest due on October 27, 2009 (the “Original Note”). Along with the Original Note, the Company issued warrants to Esping for the purchase of up to 500,000 shares of Common Stock at an exercise price of $0.25 per share. Under the terms of those warrants, the holder would forfeit its right to acquire half of the shares that were originally issuable under the Original Note if the Company paid the $500,000 note in full on or before October 27, 2009; however, those payments were not made, and the warrants remain exercisable for the full amount of shares. Esping transferred those warrants to WPE Kids Partners, L.P., a Texas limited partnership (“WPE Kids”). In May 2009, the Original Note was assigned to Alpina Lending, L.P., a Nevada limited partnership (“Alpina”), which is owned and controlled by Mr. Esping. In June 2009, the Company repaid the principal amount of the Original Note with proceeds from a new term loan from Alpina, in the amount of $925,000, as reflected in a term note issued on June 16, 2009 (the “First Alpina Note”). In July 2009, this term loan was amended by the issuance of a restated term note, which provided for an additional $424,944 in principal and has a face amount of $1,349,444 in the aggregate (the “Second Alpina Note”). In connection with the First Alpina Note issued in June 2009, Alpina was issued warrants exercisable for an aggregate 425,000 shares of Common Stock at a price of $0.30 per share. In connection with the Second Alpina Note issued in July 2009, Alpina was issued warrants exercisable for an aggregate 582,000 shares of Common Stock at a price of $0.30 per share. Under the terms of the warrants issued to Alpina and the Second Alpina Note, the holder would forfeit its right to acquire half of the shares that were originally issuable under the note if the Company repaid at least $870,000 of the originally outstanding principal amount of this note in full on or before October 27, 2009; however, those payments were not made, and the warrants remain exercisable for the full amount of shares. Alpina sold participations in the loan and related warrants to several investors, including Robert P. Grammen, a principal of EFO Holdings, L.P. and a director of the Company, who along with his wife was issued warrants for 100,000 and 50,000 shares of Common Stock, respectively, exercisable at $0.30 per share. In this transaction, EFO Financial Group, LLC, a Florida limited liability company (“EFO Financial”) that is controlled indirectly by Esping through Eminence Interests, Inc., a Texas corporation, which is the sole general partner of Eminence Interests, L.P., a Texas limited partnership that owns approximately 80% of the interests of EFO Financial, was issued warrants to purchase 137,000 shares at $0.30 per share for work related to the loan closing, and it purchased an interest in the Second Alpina Note and received warrants for another 84,443 shares. Alpina transferred one of the warrants issued with respect to the First Alpina Note, but it retains record ownership of the warrants issued with respect to the Second Alpina Note. The warrants owned by WPE Kids and Alpina are included in the shares that are reported in this Schedule 13D as being beneficially owned by Esping, and the interest of EFO Financial is included in those Alpina warrants.
On February 11, 2009, UTP acquired an aggregate 6,000,000 shares of Common Stock from Ryan Seddon, the Chief Executive Officer and majority shareholder of SSGI, pursuant to a letter agreement of the same date. The shares were purchased at a price of $0.15 per share, or $900,000.00 in the aggregate. UTP was formed by those persons set forth on Schedule B to this Schedule 13D, all of whom collectively contributed an aggregate $900,000.00 to UTP in exchange for general partner partnership interests in UTP, which were issued to them in proportion to the amount of their respective contributions. UTP was formed for the purpose of investing in the Common Stock purchased by UTP.
After giving effect to the foregoing transactions, the number of shares of Common Stock beneficially owned by each Reporting Person is as follows:

Underground Tank Partners	6,000,000

Entity Manager, Inc.	6,000,000	(1)

William P. Esping	8,633,334	(2)

(1)
Although EMI owns no shares of Common Stock directly, it is the general partner of UTP, and as such it is deemed to beneficially own the shares of Common Stock owned by UTP. EMI does not have any pecuniary interest in UTP or the shares of Common Stock owned by UTP.

CUSIP No.	78467G 10 6

(2)
Includes 6,000,000 shares of Common Stock directly owned by UTP over which Esping, as the sole owner of EMI, which is the sole managing partner of UTP, has ultimate voting and dispositive power. Also includes 666,667 shares that may be purchased under warrants held by Esping at $0.95 per share, 500,000 shares that may be purchased under warrants held by WPE Kids at a price of $0.30 per share, which Esping has the ultimate voting and investment control over by virtue of his ownership of its general partner, WPE Holdings, Inc., and 582,000 shares that may be purchased under warrants held by Alpina at $0.95 per share, which Esping has the ultimate voting and investment control over by virtue of his ownership of Alpina.

In addition, the Reporting Persons note that to their knowledge Mr. Grammen, who is listed on Schedule A as a general partner of UTP and is a director of the Company, beneficially owns 150,000 shares of Common Stock, which are issuable under the warrants related to the First Alpina Note that are owned by Mr. Grammen and his wife. Mr. Grammen and Esping are both Senior Partners and Principals of EFO Holdings, L.P., a Texas limited partnership, but they do not have any mutual agreement or understanding as to voting or control of the shares of Common Stock beneficially owned by each of them.
Item 4. Purpose of Transaction.
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.
The Reporting Persons acquired their respective shares of Common Stock for investment purposes. Each of the Reporting Persons evaluates its investment in the shares of Common Stock on a continual basis. Any of the Reporting Persons may in the future acquire additional shares of Common Stock, or warrants to purchase shares of Common Stock, pursuant to other loan or investment transactions with the Company, or in open market purchases.
Each Reporting Person reserves the right to be in contact with other members of the Company’s management, the other members of the Company’s board of directors, other significant shareholders and others regarding alternatives that the Company could employ to increase shareholder value.
Each Reporting Person reserves the right to effect transactions that would change the number of shares such party may be deemed to beneficially own.
Each Reporting Person further reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should such party determine to do so, and/or to recommend courses of action to the other members of the Company’s management and board of directors, the Company’s shareholders and others.
Other than as set forth in the preceding paragraphs, none of the Reporting Persons, nor to the knowledge of UTP, any of the persons listed on Schedule A, nor to the knowledge of EMI, any of the persons listed on Schedule B, have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No.	78467G 10 6
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) and (b) See items (7) through (11) and (13) of the cover pages. The percentage of outstanding shares of the Common Stock listed on Item 13 of the cover pages with respect to the Reporting Persons is based upon there being 34,687,630 shares of Common Stock outstanding as reported in the Company’s Registration Statement on Form S-1/A filed with the SEC on November 20, 2009. Esping holds sole ultimate voting and investment control over all shares of Common Stock owned by EMI and UTP.
(c)	Not Applicable.

(d)	None, other than the Reporting Persons.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 3 is hereby incorporated by reference in this Item 5.

CUSIP No.	78467G 10 6
Item 7. Material to be Filed as Exhibits.
99.1	Joint Filing Agreement

CUSIP No.	78467G 10 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2009 (Date) UNDERGROUND TANK PARTNERS
By:	Entity Manager, Inc.

By:	/s/ Ballard O. Castleman
Ballard O. Castleman, President

ENTITY MANAGER, INC.
By:	/s/ Ballard O. Castleman
Ballard O. Castleman, President

/s/ William P. Esping
William P. Esping

Schedule A
UNDERGROUND TANK PARTNERS
GENERAL PARTNERS
The name, business address, title and present principal occupation or employment of each of the partners of Underground Tank Partners, a Texas general partnership, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with EFO Holdings, L.P. All of the persons listed below are citizens of the United States of America.

Name	Occupation/Employment	Business Address

Partners:
Entity Manager, Inc. (1)	GP Managing Entity	*
Coffman, Linda	Executive Assistant	*
Grammen, Robert P.	Senior Partner and Principal	9180 Galleria Court, Ste. 600, Naples, FL 34109
Gordman, Kenneth (2)	Enterpreneur	16756 J Circle, Omaha, NE 68135
HPH III (3)	N/A	*
KBG6 Flip (2)	N/A	16756 J Circle, Omaha, NE 68135
Krupala, Julie	CFO	*
Kueker, Brian	Analyst	*
Lovgren, Denise	Treasurer	*
McCullough, Nancy	Accountant	*
Milbitz, Klaus	Accountant	*
Ogg, Loree	Accountant	*
Renzi, Ronzo	Analyst	9180 Galleria Court, Ste. 600, Naples, FL 34109
Schaeffer, Chris	CFO	9180 Galleria Court, Ste. 600, Naples, FL 34109
Smith, Edith	Accountant	*
Surgen, Mike	Mortgage Lending	2368 Heritage Greens Dr, Naples, FL 34119
Todd, Ryan	IT Manager	*
Windham, Debbie	Accountant	*
WPE Kids Partners, L.P. (4)	N/A	*
Related Parties:
Ballard O. Castleman (1)	Investment Management for EFO Holdings, L.P.	*
David Hudson (3)	President	1840 Hutton Dr., Ste. 208, Carollton, TX 75006
R. Allen Poppino (3)	Vice President/Sales	1840 Hutton Dr., Ste. 208, Carollton, TX 75006
WPE Holdings, Inc. (4)	N/A	*

*	Unless otherwise indicated below, the business address of each partner is 2828 Routh Street, Suite 500, Dallas, Texas 75201.

(1)
Entity Manager, Inc. is a corporation formed in the State of Texas. Ballard O. Castleman is the President and sole Director of Entity Manager, Inc. William P. Esping holds sole ultimate voting and investment control over all shares of Common Stock owned by Entity Manager, Inc.

(2)	KBG6 Flip is a limited partnership formed in the State of Nevada. Kenneth Gordman is the sole general partner of KBG6 Flip.

(3)	HPH III is a general partnership formed in the State of Texas. John M. Hoffman is the managing general partner of HPH III, and the limited partners of HPH III are David Hudson and R. Allen Poppino.

(4)
WPE Holdings, Inc. is a corporation formed in the State of Texas, which is the general partner of WPE Kids Partners, L.P. William P. Esping holds sole ultimate voting and investment control over all shares of Common Stock owned by WPE Kids Partners, L.P. as the sole owner of WPE Holdings, Inc. (4)

Schedule B
ENTITY MANAGER, INC.
DIRECTORS AND EXECUTIVE OFFICERS
The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Entity Manager, Inc. are set forth below. Unless otherwise indicated below, the business address of each director and executive officer is 2828 Routh Street, Suite 500, Dallas, Texas 75201. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with Entity Manager, Inc. All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment
Ballard O. Castleman	President and Sole Director
Robert Grammen	Vice-President
Julie Krupala	Secretary
Denise Lovgren	Treasurer